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                                               Exhibit 1

FOR IMMEDIATE RELEASE
JULY 11, 2000                                        35/00

     BP AMOCO AIMS FOR DOUBLE-DIGIT EARNINGS GROWTH

BP Amoco said that it expects to increase gross capital spending to an average of $13.5 billion a year for the next three years and aims to grow underlying earnings for the group by at least ten per cent a year over the same period.

The additional spend - up from a comparable annual average of some $12 billion for the three years to 1999 for BP Amoco, ARCO and Burmah Castrol combined - will be used to accelerate high-return projects from the group's enlarged portfolio, in particular gas production from Trinidad and oil production from the deep water Gulf of Mexico.

Speaking to financial analysts in London, chief executive Sir John Browne said he and his management team are determined that the extra spend, which excludes acquisitions, will be accompanied by a continuing focus on unit costs and enhanced productivity from existing assets.

"We anticipate disposals of some $1.5 billion a year over the next three years, as we continue to high-grade our portfolio," Browne said. "This means total net investment will average around $12 billion per annum, so capital employed should grow by around four to six per cent a year. Add to that improved productivity of between four and eight per cent a year, which we believe we can achieve across the group, and we can see bottom-line growth of ten per cent a year and possibly more.

"Let me be clear, there is no question of us taking a pause in earnings growth while we go through an investment phase. We will work our existing assets, as well as the new ones, so that the new level of performance can be achieved without any such pause."

Browne said the newly-enlarged BP Amoco group now had a superlative asset base from which to grow, with oil reserves of 7.5 billion barrels and 43 trillion cubic feet of gas, a global retail network of 28,000 sites and a world-class petrochemicals business.

"We also have a stronger financial base, a much wider set of opportunities and a superb array of people skills from across the world. We are now ready to move from a phase of retrenchment to a phase of expansion."

Browne  said  that over the next three years he  expected  BP
Amoco's oil production to rise by four to five per cent a year and gas by eight to ten per cent. By 2003, gas would account for over 40 per cent of overall output.

Sales of gas were scheduled to rise by between nine and 11 per cent and petroleum products by up to four per cent. Petrochemical volumes were set to rise by eight to ten per cent and convenience market sales by up to 15 per cent.

Gross  capital  spending on exploration and production  would
rise  to  an  average of             $8 billion  a  year,  on
refining  and marketing to $2.8 billion and on petrochemicals
to          $2  billion. The new gas and power business would
spend some $400 million annually and investment in renewables, including solar, would double to around $500 million.

Browne said the group would continue to plan on the basis of a prudent financial framework, with dividends based on 50 per cent of pro forma income. Against the background of current world crude prices, which he expected to remain strong for at least the next year, the group's mid-cycle oil price
assumption  would rise from $14 to            $16  dollars  a
barrel, although upstream projects would still be tested to return the cost of capital at a price of $11 a barrel.

Gearing would remain capped at 30 per cent, with an average target of 25 per cent but a new floor of 20 per cent at above mid-cycle conditions to allow either increased investment in top-quality projects or share buybacks in excess of the current programme. The average tax rate over the three-year period was expected to rise from around 25 per cent to 30 per cent.

Highlighting progress on existing group targets, Browne said the group expected to deliver cost-savings of $4.7 billion by year-end - 80 per cent of the projected total of $5.8 billion, well ahead of schedule. "This means we can be confident of delivering the target we set out last year - a five to six percentage point underlying improvement in return on capital employed by around the end of this year."

Exploration chief executive Dick Olver told analysts that the company was strongly encouraged by the results of appraisal wells currently drilling in its Crazy Horse and Atlantis fields in the deep water Gulf of Mexico.

He said: "In Crazy Horse we have two active wells showing exciting multiple zones, some not seen in the original discovery well. In Atlantis, our first appraisal well has encountered 280 feet of net oil pay in a horizon again not encountered in the discovery well, with additional zones yet to be drilled. Drilling is continuing in both fields, so we will have to wait for more news."

Olver said BP Amoco had large stakes in nine of the ten big deep water fields so far found in the Gulf of Mexico, with a net share of discoveries totalling 3.5 billion barrels of oil equivalent, 500 million barrels of which were added in the past year. With the acquisition of Vastar, BP Amoco would be the biggest lease-holder in the Gulf, with 20 per cent of the acreage so far licensed, Olver said.

Doug Ford, chief executive of refining and marketing, told analysts that the company was planning to sell further refinery capacity, including its interest in the Singapore Refining Company (SRC). "With the Alliance refinery in Louisiana, which is close to sale, we expect to divest over 500,000 barrels of capacity, around 15 per cent of our portfolio," he said.

"We expect to dispose of this excess capacity in the first half of next year, so that our refining coverage for the combined group is reduced to less than 70 per cent by the end of 2001. We will emerge with a capacity of some 2.8 million barrels a day - a material, high-graded portfolio from which we will deliver further efficiencies and integration opportunities."

Ford also disclosed that the company would shortly launch a new brand, under the name `BP' and a new logo radically different from the BP shield and Amoco torch, which would be gradually introduced at the group's retail sites, except for the US West Coast where the company intended to retain the ARCO brand.

"A single, global brand will help unite our employees around a common vision of the future," Ford said. "We have spent around $7 million on researching the new brand, including legal and copyright work and design for its different applications.

"We plan to spend some $25 million a quarter on its launch and ongoing support, which is little more than was spent on the separate brands that now make up the new BP." Amoco Ultimate gasoline would retain its distinctive brand in the US, and the Castrol lubricants would remain unaffected.

Ford said that the company also planned to update its global retail network in a phased programme spanning four years.
Revamped  sites  would  incorporate  new  convenience   store
design, thin-film solar canopies and be fully digitised for e-commerce transactions.

Concluding his remarks to analysts, Sir John Browne said: "BP Amoco is now a truly global company, with substantial operations in more than 100 countries worldwide. We have become a major producer of natural gas, for which demand has grown 30 per cent faster than for oil over the past decade. We are participants in nearly all the significant, accessible oil and gas provinces around the world, and we're one of the leading refiners and marketers.

"All that is supported by an organisation with strategic leadership from the centre but delivery delegated to 150 business units, each with clear accountability for performance, and the whole connected by the very best modern technology so that we can spread knowledge and learning. We have a disciplined and prudent financial framework.

"The  result,  I  believe, is that we can look  forward  with confidence  to underlying growth in earnings of at  least  10 per cent a year - on constant assumptions which don't rely on exceptional prices or margin."


                        - ENDS -

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